Exhibit 99.1
PRESS RELEASE
August 13, 2009
Eksportfinans first half-year 2009:
Strong underlying business performance — record high profits
The underlying business operations showed record high profits in the first half-year of 2009. Net interest income was NOK 680 million in the period. This was an increase of NOK 417 million compared to the first half-year of 2008. Disbursements of export credits continued to be high in the period. The sale of Eksportfinans’ subsidiary Kommunekreditt Norge AS was finalized on June 24, 2009.
Eksportfinans experienced a total comprehensive income of NOK 425 million in the first half-year of 2009, up from negative NOK 11 million for the corresponding period in 2008. The increase in total comprehensive income was due to an increase in net interest income and a net gain from the sale of Kommunekreditt Norge AS to Kommunal Landspensjonskasse (KLP).
Export Lending
New disbursements of export-related loans were still at a very high level in the first half-year of 2009. New disbursements were NOK 11.8 billion, compared to NOK 11.2 billion in the corresponding period in 2008. The volume of outstanding export-related loans was NOK 79.5 billion at June 30, 2009, compared to NOK 63.1 billion at June 30, 2008.
The export markets are currently challenging for Norwegian exporters as a consequence of the international economic crisis. Eksportfinans has been able to fully maintain its offer to the Norwegian export industry through the challenging times. This has been important for the export industry as other sources of financing have been limited. Eksportfinans entered into a funding agreement with the Norwegian Government in November 2008. This, together with higher guarantee limits for the Government Guarantee Institute (GIEK) has proved to be an efficient way of securing the financial needs of the export industry.
Funding
Eksportfinans successfully returned to the Swiss Franc market in June 2009 with a CHF 300 million, 7.5 year public benchmark sold to Swiss investors. New funding in the first half-year of 2009 amounted to NOK 32.9 billion through 550 individual trades, compared with NOK 48.5 billion and 477 trades for the same period in 2008. New issues are being bought primarily by investors in Japan but also in the USA.
Local Government Lending
On May 7th 2009 Eksportfinans signed an agreement with Kommunal Landspensjonskasse (KLP) whereby KLP purchases all the shares in Kommunekreditt Norge AS. The shares were sold at book value on March 31, 2009. The legal transferral of ownership was finalized on June 24, 2009.

Key Figures:
All figures are for Eksportfinans ASA. This also applies for comparative figures, which are for the parent company of the former Eksportfinans Group (Kommunekreditt Norge AS is not consolidated). The comparable financial ratios are for the parent company Eksportfinans ASA and have not previously been publicly presented.

	First half-year 2009	First half-year 2008
New export lending	NOK 11.8 billion	NOK 11.2 billion
New funding	NOK 32,924 million	NOK 48,490 million
Total assets	NOK 241,537 million	NOK 227,145 million
Capital adequacy	12.7%	10.7%

Net interest income	NOK 680 million	NOK 263 million
Total comprehensive income*	NOK 425 million	(NOK 11 million)
Net profit for the period from continuing operations excluding unrealized gains and losses	NOK 523 million	NOK 111 million

*	Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity.
The complete 1st half-year report 2009 is available on www. eksportfinans.no
For further information, please contact:
President and CEO Gisele Marchand, tel: +47 41 51 74 89,
e-mail: gma@eksportfinans.no
EVP Director of Staff/ Head of Communications Elise Lindbæk,
tel: + 47 22 01 22 64, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.